SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                       Commission File Number 1-14076

(Check One): |_|Form 10-K |_|Form 11-K |_|Form 20-F |X| Form 10-Q |_| Form N-SAR

For Period Ended: March 31, 2003

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Vizacom Inc.
Full name of registrant

Not applicable
Former name if applicable

3500 Sunrise Highway, Suite T-115
Address of principal executive office (Street and number)

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Great River, New York 11739
City, state and zip code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on
|_| or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's limited financial resources have made it difficult to retain its accounting firm for the current and prior fiscal year. The Company is attempting to secure sufficient funds through various means to make a financial accommodation acceptable to the accounting firm. Once that accommodation has been made, the Company should be in a position to complete its 2002 audit and 2003 quarterly review and file its Annual Report on Form 10-KSB and its Quarterly Report on Form 10-QSB. The Company cannot be certain when these reports will be filed.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Alan W. Schoenbart            212                    220-5117
(Name)                    (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|_| Yes |X| No 10-KSB for December 31, 2002 has not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting a net loss of approximately $464,000 on revenues of $304,733 for the quarter ended March 31, 2003. This compares to a net loss of $914,995 on revenues of $1,468,574 in the same period of 2002.

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                                  Vizacom Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May 16, 2003                       By /s/ Alan W. Schoenbart
                                        ----------------------------------------
                                        Alan W. Schoenbart
                                        Senior Vice President - Finance,
                                        Treasurer And Chief Financial Officer
                                        (Principal Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall befiled with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).